UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Lands’ End, Inc.

(Name of Subject Company)

Lands’ End, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

51509F105

(CUSIP Number of Class of Securities)

Peter L. Gray

President, Lands’ End Licensing, Chief Administrative Officer and General Counsel

Lands’ End, Inc.

5 Lands’ End Lane

Dodgeville, Wisconsin 53595

(608) 935-9341

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Igor Kirman

Wachtell, Lipton, Rosen & Katz

51 W 52nd St,

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Lands’ End, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by LEWHP, LLC, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of WH Topco, L.P. (“WHP Global”), a Delaware limited partnership, to purchase up to 2,222,222 of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, in exchange for $45.00 per share in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2026 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO filed by Purchaser with the SEC on February 26, 2026, as amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person

“Item 2. Identity and Background of Filing Person” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the last paragraph under the subsection entitled “Tender Offer” as follows:

On March 18, 2026, Purchaser announced an extension of the expiration of the Offer until 7:00 a.m., Eastern Time, on March 31, 2026, unless further extended. The Offer was previously scheduled to expire at one minute following 11:59 p.m., Eastern time, on March 26, 2026.

Item 8. Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8 of the Schedule 14D-9:

Extension of the Offer.

On March 18, 2026, Purchaser announced an extension of the expiration of the Offer until 7:00 a.m., Eastern Time, on March 31, 2026, unless further extended.

Computershare Trust Company, N.A., the depositary for the Offer has advised Purchaser and WHP Global that, as of 5:00 p.m., Eastern time, on March 17, 2026, the last business day prior to the announcement of the extension of the Offer discussed below, 17,113,589 shares of Common Stock had been validly tendered (and not validly withdrawn) pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2026

Lands’ End, Inc.

By:	/s/ Peter L. Gray
Name:	Peter L. Gray
Title:	President, Lands’ End Licensing, Chief Administrative Officer and General Counsel